APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Duplex Entertainment
Balance Sheet - unaudited
For the period ended 1.01.2020

| | Current Period | Prior Period |
	1.01.2020	1.01.2019
ASSETS		
Current Assets:		
Cash	$ 1,000.00	$ 600.00
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	1,000.00	600.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 1,000.00	$ 600.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-

Mortgage Payable		-		-
Less: Current portion of Long-term deb		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		-		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		-		-
TOTAL LIABILITIES & EQUITY	$	-	$	-
Balance Sheet Check		1,000.00		600.00

I, DeHaven Barnes, certify that:

1. The financial statements of Duplex Entertainment LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Duplex Entertainment LLC has not been included in this Form as Duplex Entertainment LLC was formed on 10/01/2020 and has not filed a tax return to date.

Signature   *DeHaven Barnes*

Name: DeHaven Barnes

Title: CEO